Exhibit 99.1

FIRST QUARTER 2008 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS $1,245 MILLION OF EARNINGS AND 21.4% ROE FOR THE FIRST QUARTER OF 2008

The financial information in this earnings release is in Canadian dollars and is based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted. Our Q1 2008 Report to Shareholders and Supplementary financial information are available on our website at rbc.com/investorrelations.

First quarter 2008 compared to first quarter 2007

•	Net income of $1,245 million, down 17%.
•	Diluted earnings per share (EPS) of $0.95, down 17%.
•	Revenue of $5,647 million, down 1%.
•	Return on common equity (ROE) of 21.4%, down 590 basis points.
•	Tier 1 capital ratio of 9.8%.

First quarter 2008 compared to fourth quarter 2007

•	Net income of $1,245 million, down 6%.
•	Diluted EPS of $0.95, down 6%.
•	Revenue of $5,647 million, up 1%.
•	ROE of 21.4%, down 160 basis points.

TORONTO, February 29, 2008 – Royal Bank of Canada (RY on TSX & NYSE) today reported net income of $1,245 million for the first quarter ended January 31, 2008, down $249 million from record earnings a year ago. Our Q1 2008 earnings were reduced by a writedown in Capital Markets of $187 million after-tax and related compensation adjustments, higher impaired loans in U.S. banking over last year, and a $45 million impact over last year from strong appreciation of the Canadian dollar against the U.S. dollar. Also, our Q1 2007 earnings were favourably affected by a $40 million adjustment related to reallocation of foreign investment capital, a $25 million cumulative valuation adjustment related to prior periods, a $14 million foreign exchange translation gain on certain deposits, and a tax reversal.

“Almost all of our businesses within our four segments delivered solid performance this quarter and while a few have been affected by the difficult market conditions, our diversified business mix, proactive approach to risk management and rigorous operational discipline continue to underpin strong earnings,” said Gordon M. Nixon, President and CEO.

“We are focused on building our businesses for the long term. Last year, we aggregated all our wealth management businesses into a separate segment to better position them for strong growth in Canada and globally. Our planned acquisitions of Phillips, Hager & North Investment Management Ltd. (PH&N) in Canada and Ferris, Baker Watts, Incorporated in the U.S. fit perfectly with these objectives. Joining forces with PH&N is particularly exciting for us because it will bring two asset management leaders together for the benefit of our clients and will form one of the largest private sector asset managers in Canada, as measured by assets under management. Also, in U.S. & International Banking, we recently closed the Alabama National BanCorporation acquisition and expect to close our pending acquisition of RBTT Financial Group in the middle of 2008,” Nixon said.

Canadian Banking net income was $762 million, flat compared to last year and down 15% over last quarter. Net income was up 8% over last year, excluding the favourable impact of adjustments recorded in Q1 2007 in Global Insurance, outlined below. Net income was up 7% over last quarter, excluding the $269 million after-tax gain related to the Visa restructuring and a $79 million after-tax charge to increase the credit card customer loyalty reward program liability recorded in Q4 2007.

Banking-related net income increased by 15% over last year. Compared to last quarter, earnings decreased 16%, or increased 11% excluding the Visa restructuring gain and the charge relating to the loyalty reward program liability. Volume growth across all our banking-related businesses drove results over both periods.

“The excellent growth in our banking-related businesses demonstrates that our clients are rewarding us with their business and we are successfully executing our growth initiatives. We continue to make market share advances in key areas such as residential mortgages and personal deposits and, importantly, our banking-related operations are running efficiently with operating leverage of 4.1%,” Nixon said.

Global Insurance net income was $89 million, down 52% or $96 million over last year and down 13% or $13 million over last quarter. Our prior year net income included the favourable impacts of a $40 million adjustment related to the reallocation of foreign investment capital and a $25 million cumulative valuation adjustment related to prior periods. Last quarter included a gain related to the sale of securities in our U.S. operations.

Wealth Management net income was $181 million, down 14% or $30 million over last year and flat compared to last quarter. Our prior year earnings were favourably impacted by a $14 million foreign exchange translation gain on certain deposits and a tax reversal. Strong appreciation of the Canadian dollar against the U.S. dollar reduced earnings by $11 million over last year. Despite these items, we increased fee-based client assets across our business and had solid deposit and loan growth in our international wealth management business. Compared to the fourth quarter, net income was flat reflecting lower revenue due to uncertainty in global financial markets.

“We remain focused on aggressively growing this segment and, as our recent announcements demonstrate, we are committed to pursuing opportunities that leverage our strengths and position us to capitalize on favourable long term trends in wealth management,” Nixon said.

U.S. & International Banking net income was $31 million, down $36 million over last year due to higher provisions for credit losses of $61 million, primarily on higher impaired loans in our U.S. residential builder finance business, as well as in our commercial and retail portfolios. In U.S. dollars, banking-related operations grew loans 12% and deposits 18% over last year primarily reflecting acquisitions made in 2007. RBC Dexia Investor Services (IS) continues to perform well and increased revenue over last year as a result of higher custodian and securities lending, higher foreign exchange transaction fees and business growth from existing and new clients. Net income increased $10 million over the last quarter supported by business growth in RBC Dexia IS and our U.S. banking business. Provision for credit losses was flat relative to the last quarter.

“Our U.S. residential builder finance business continues to face pressure as the U.S. economy remains under stress, but we are managing the current challenges and I am encouraged by the work being done to strengthen our retail banking operation in the U.S. Southeast,” Nixon said.

Capital Markets net income was $304 million, down $92 million from record results a year ago primarily due to writedowns related to losses in U.S. subprime, the investment portfolio supporting our U.S. Municipal GIC business, the U.S. commercial mortgage-backed securities business, and our U.S. auction rate securities portfolio. Combined, these writedowns had an impact of $430 million before-tax ($187 million after-tax and related compensation adjustments). Also, appreciation of the Canadian dollar against the U.S. dollar and British pound reduced earnings by $24 million from last year. Compared to last quarter, net income increased $118 million due to strong results across most businesses.

Revenue was down from last year reflecting the writedowns noted above. However, most of our businesses performed well compared to last year, as declining interest rates and increased market volatility generated opportunities in areas such as fixed income, foreign exchange and equity derivatives trading. Compared to last quarter, revenue was up primarily on higher fixed income and foreign exchange trading and higher loan syndication activity. ROE was 23.9%.

“Strong results in a number of our businesses demonstrate the importance of having a diversified business model and robust risk management practices. I believe we are well positioned to manage through turbulent markets, and will maintain our focused strategy of building our business in areas where we have strength,” Nixon said.

Progress on strategic goals

We continue to make advances to strengthen our leadership position in Canada.

•

Wealth Management announced an agreement to acquire Phillips, Hager & North Investment Management Ltd. (PH&N). Together with RBC’s existing businesses this will extend our lead in meeting the discretionary investment needs of high net worth private clients, will establish us as one of the top five institutional managers in Canada serving group pension plans, endowments and foundations, and will extend RBC’s existing leadership in the Canadian retail mutual fund market.

•	RBC Asset Management led the industry in overall net mutual fund sales, gathering more than $4 billion of assets in a record first quarter.

•

We opened four new bank branches and continued remodelling bank branches to enhance our client experience and reflect our Client First focus of ensuring we are there when customers need us. We also opened two new adjacent insurance branches.

•	Capital Markets ranked first in Canadian mergers and acquisitions, equity underwriting and corporate debt financing according to Bloomberg’s 2007 League Tables.

•	RBC Direct Investing received Dalbar’s 2007 Direct Brokerage Service Award for providing best overall customer service.

In the U.S., we continue to build our presence in three key areas: banking, wealth management and capital markets.

•

Wealth Management announced an agreement to acquire Ferris, Baker Watts, Incorporated, a full-service broker-dealer with 330 financial consultants and US$18.5 billion in assets under administration, to strategically expand our presence in the key Eastern, Midwest and Mid-Atlantic regions of the U.S. This will bring the total number of financial consultants to over 2,000 across our national wealth management network in the U.S.

•

Subsequent to quarter end, we closed the acquisition of Alabama National BanCorporation, which expands our branch network to more than 430 locations, solidifies our market position in Alabama, opens new and important markets in Florida, and increases our presence in Atlanta.

Internationally, we continue to build on our strengths in selected markets and product areas.

•

Wealth Management was recognized for the third consecutive year, as the number one provider of trust services in the U.K., according to Euromoney 2008 Private Banking Survey and also won the award for best offshore services in the U.K.

•

We opened a representative office in Mumbai to provide wealth management services to high net worth individuals, correspondent and trade finance services to financial institutions in India and capital markets products and services to corporations.

•	We completed our previously announced 50% investment in Royal Fidelity Merchant Bank & Trust Limited, which extends our growing financial services platform in the Caribbean.

•	RBC Dexia IS was named the “Top-Rated” global custodian in Europe for 2007 for the second consecutive year (Global Custodian).

2008 Performance review

The table below outlines our 2008 annual objectives that were established at the end of 2007 based on our three strategic goals and our economic and business outlook. As indicated last quarter, we anticipated that early 2008 would be challenging with continued financial market volatility and slower economic growth and our first quarter results should be viewed in this context. We still expect that economic growth in the U.S. and Canada will pick up in the latter part of 2008 and we continue to drive towards achieving our 2008 annual objectives.

	2008	Q1 2008
	Objectives	Performance
1. Diluted earnings per share (EPS) growth	7%-10%	(17%)
2. Defined operating leverage (1)	> 3%	(.2%)
3. Return on common equity (ROE)	20%+	21.4%
4. Tier 1 capital ratio (2)	8%+	9.8%
5. Dividend payout ratio	40%-50%	52%

(1)	Our defined operating leverage is a non-GAAP measure and refers to the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). For further information, including a reconciliation, refer to the Key performance and non-GAAP measures in our Q1 2008 Report to Shareholders.
(2)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI) under the new Basel II framework, which changes the methodology for the determination of risk-adjusted assets and regulatory capital.

Our first quarter diluted EPS was impacted by writedowns in Capital Markets and higher provisions for credit losses in U.S. & International Banking. Our three-month defined operating leverage ratio was also impacted by the writedowns. Despite these challenges, ROE was 21.4% reflecting strong performance across most of our businesses. Our capital position remained strong, with a Tier 1 capital ratio comfortably above our target, now reported under Basel II. We are maintaining our quarterly common share dividend at $0.50 in the second quarter.

“I would like to assure you that we remain focused on taking actions that create value for our shareholders – growing the business profitably, watching our costs, maintaining our risk profile within our risk appetite and deploying our capital judiciously,” Nixon said. “I would like to thank our clients for their business and our employees for their ongoing efforts to earn the right to be our clients’ first choice”.

SELECTED FINANCIAL HIGHLIGHTS

		As at or for the three months ended			Change January 31, 2008 vs.
		January 31	October 31	January 31	October 31	January 31
	(C$ millions, except per share, number of and percentage amounts)	2008	2007	2007	2007	2007
	Total revenue	$5,647	$5,615	$5,698	$32	$(51)
	Non-interest expense	3,120	3,093	3,067	27	53
	Provision for credit losses	293	263	162	30	131
	Insurance policyholder benefits, claims and acquisition expense	616	637	516	(21)	100
	Net income before income taxes and non-controlling interest in subsidiaries	1,618	1,622	1,953	(4)	(335)
	Net income	$1,245	$1,324	$1,494	$(79)	$(249)
	Segments – net income (loss)
	Canadian Banking	$762	$899	$771	$(137)	$(9)
	Wealth Management	181	180	211	1	(30)
	U.S. & International Banking	31	21	67	10	(36)
	Capital Markets	304	186	396	118	(92)
	Corporate Support	(33)	38	49	(71)	(82)
	Net income	$1,245	$1,324	$1,494	$(79)	$(249)
	Selected information
	Earnings per share (EPS) – basic	$0.96	$1.02	$1.16	$(0.06)	$(0.20)
	Earnings per share (EPS) – diluted	$0.95	$1.01	$1.14	$(0.06)	$(0.19)
	Return on common equity (ROE) (1)	21.4%	23.0%	27.3%	(160) bps	(590) bps
	Return on risk capital (RORC) (2)	35.6%	35.8%	41.6%	(20) bps	(600) bps
	Net interest margin (3)	1.38%	1.35%	1.31%	3 bps	7 bps
	Capital ratios (4)
Tier 1 capital ratio	- Basel II	9.8%	n.a.	n.a.	n.a.	n.a.
	- Basel I	9.2%	9.4%	9.2%	(20) bps	- bps
Total capital ratio	- Basel II	11.2%	n.a.	n.a.	n.a.	n.a.
	- Basel I	11.0%	11.5%	11.2%	(50) bps	(20) bps
	Selected balance sheet and other information
	Total assets	$632,761	$600,346	$571,615	$32,415	$61,146
	Securities	184,348	178,255	196,851	6,093	(12,503)
	Retail loans	174,779	169,462	154,333	5,317	20,446
	Wholesale loans	72,430	69,967	65,385	2,463	7,045
	Deposits	394,416	365,205	365,606	29,211	28,810
	Average common equity (1)	22,750	22,450	21,450	300	1,300
	Average risk capital (2)	13,650	14,400	14,100	(750)	(450)
Risk-adjusted assets (4)	- Basel II	241,206	n.a.	n.a.	n.a.	n.a.
	- Basel I	259,978	247,635	242,290	12,343	17,688
	Assets under management	165,000	161,500	157,700	3,500	7,300
Assets under administration	- RBC (5)	607,200	615,100	621,300	(7,900)	(14,100)
	- RBC Dexia IS (6)	2,922,000	2,713,100	2,666,400	208,900	255,600
	Common share information
Shares outstanding (000s)	- average basic	1,273,862	1,273,005	1,274,354	857	(492)
	- average diluted	1,286,595	1,287,442	1,293,085	(847)	(6,490)
	- end of period	1,276,635	1,276,260	1,275,950	375	685
	Dividends declared per share	$0.50	$0.50	$0.40	$—	$0.10
	Dividend yield	4.0%	3.7%	3.0%	30 bps	100 bps
	Common share price (RY on TSX) – close, end of period	$50.65	$56.04	$54.60	$(5.39)	$(3.95)
	Market capitalization (TSX)	64,662	71,522	69,667	(6,860)	(5,005)
	Business information (number of)
	Employees (full-time equivalent) (7)	64,905	64,815	61,967	90	2,938
	Bank branches	1,544	1,541	1,467	3	77
	Automated teller machines	4,547	4,419	4,273	128	274
	Period average US$ equivalent of C$1.00 (8)	$1.002	$1.001	$0.861	$—	$0.14
	Period-end US$ equivalent of C$1.00	0.996	1.059	0.850	(0.06)	0.15

(1)	Average common equity and ROE are calculated using month-end balances for the period.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion on Average risk capital and RORC, refer to the Key performance and non-GAAP measures section in our Q1 2008 Report to Shareholders.
(3)	Net interest margin (NIM) is calculated as Net interest income divided by Average assets. Average assets are calculated using methods intended to approximate the average of the daily balances for the period.
(4)	Commencing the first quarter of 2008, capital ratios and risk-adjusted assets are calculated using guidelines issued by the OSFI under the new Basel II framework. Comparative capital ratios and risk-adjusted assets are calculated using guidelines issued by the OSFI under the Basel I framework. For further discussion about Basel II, refer to the Capital Management section in our Q1 2008 Report to Shareholders.
(5)	Assets under administration (AUA) – RBC has been revised to include mutual funds sold though our Canadian branch network. Comparative amounts have been revised to reflect this change.
(6)	AUA – RBC Dexia IS represents the total AUA of the joint venture as at December 31, 2007, of which we have a 50% ownership interest.
(7)	Effective the first quarter of 2008, we have excluded statutory holiday pay for part-time employees from our full-time equivalent (FTE) calculation consistent with our management reporting framework. All comparative amounts reflect the change to the FTE calculation.
(8)	Average amounts are calculated using month-end spot rates for the period.

n.a. not applicable

bps basis point

Key performance and non-GAAP measures

Non-GAAP measures

We use and report certain non-GAAP financial measures discussed below, consistent with our management framework. These measures do not have standardized meanings under GAAP and are not necessarily comparable with similar information reported by other financial institutions. In the fourth quarter of 2007, the Visa restructuring gain and the charge to increase the credit card customer loyalty reward program liability impacted our results. In addition, in the first quarter of 2007, the favourable impacts of an adjustment related to the reallocation of certain foreign investment capital and a cumulative valuation adjustment related to prior periods impacted our results. The following table provides a reconciliation of net income for Canadian Banking and net income and revenue for Banking-related operations of Canadian Banking excluding these items. Management believes identifying and adjusting for these items enhances the comparability of our financial performance in the first quarter of 2008 relative to prior periods.

	For the three months ended
	January 31			October 31			January 31
	2008			2007			2007
	Canadian	Banking-	Banking-	Canadian	Banking-	Banking-	Canadian	Banking-	Banking-
	Banking	related	related	Banking	related	related	Banking	related	related
(C$ millions)	net income	revenue	net income	net income	revenue	net income	net income	revenue	net income
GAAP reported amounts	$762	$2,408	$673	$899	$2,566	$797	$771	$2,221	$586
Exclude:
Visa restructuring gain	—	—	—	(269)	(326)	(269)	—	—	—
Liability adjustment related to credit card customer loyalty reward program	—	—	—	79	121	79	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	(40)	—	—
Cumulative valuation adjustment	—	—	—	—	—	—	(25)	—	—
Amounts excluding the impacts of items noted above	$762	$2,408	$673	$709	$2,361	$607	$706	$2,221	$586

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our medium-term and 2008 objectives, our strategic goals and priorities and the economic and business outlook for us, for each of our business segments and for the Canadian, United States and international economies. Forward-looking statements are typically identified by words such as “believe,” “expect,” “forecast,” “anticipate,” “intend,” “estimate,” “goal,” “plan” and “project” and similar expressions of future or conditional verbs such as “will,” “may,” “should,” “could,” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals and priorities will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include credit, market, operational, liquidity and funding risks, and other risks discussed in our Q1 2008 Report to Shareholders and our 2007 Annual Report to Shareholders; general business and economic conditions in Canada, the United States and other countries in which we conduct business, including the impact from the continuing volatility in the U.S. subprime and related markets and lack of liquidity in various other financial markets; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; changes in accounting standards, policies and estimates, including changes in our estimates of provisions and allowances; and our ability to attract and retain key employees and executives.

We caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in our Q1 2008 Report to Shareholders and in our 2007 Annual Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q1 2008 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

The conference call is scheduled for Friday, February 29, 2008 at 1:30 p.m. (EST). At that time, senior executives will comment on the results for the first quarter of 2008 and respond to questions from analysts and institutional investors. Interested parties can listen to our first quarter results conference call with analysts and institutional investors live, and archived, via the Internet and toll-free telephone:

via the Internet at:

rbc.com/investorrelations/ir_events_presentations.html

via telephone at:

416-641-6147 (within Toronto) or 1-866-305-1209 (toll-free outside Toronto). Please call between 1:20 and 1:25 p.m. (EST). A recording of the conference call can be accessed after 5:00 p.m. (EST) on February 29 until May 30, 2008, at 416-695-5800 or 1-800-408-3053 by entering passcode 3241686#.

Media Relations Contact

Beja Rodeck, Media Relations, beja.rodeck@rbc.com, 416-974-5506 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Marcia Moffat, Head, Investor Relations, marcia.moffat@rbc.com, 416-955-7803

Bill Anderson, Director, Investor Relations, william.anderson@rbc.com, 416-955-7804

Amy Cairncross, Director, Investor Relations, amy.cairncross@rbc.com, 416-955-7809

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name of RBC. We are Canada’s largest bank as measured by assets and market capitalization and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. We employ approximately 70,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 36 other countries. For more information, please visit rbc.com.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC, RBC ASSET MANAGEMENT and RBC DIRECT INVESTING which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders. RBC Dexia IS and affiliated RBC Dexia IS companies are licensed users of the RBC trademark.